

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2011

Mr. Alton D. Heckaman, Jr.
Executive Vice President and Chief Financial Officer
Swift Energy Company
16825 Northchase Drive, Suite 400
Houston, Texas 77060

      Re: **Swift Energy Company**
               Form 10-K for Fiscal Year Ended
               December 31, 2009
               Filed February 26, 2010
               File No. 001-08754

Dear Mr. Heckaman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Mr. Alton D. Heckaman, Jr.
Swift Energy Company
February 16, 2011
Page 2

Form 10-K for Fiscal Year Ended December 31, 2009

Item 2. Properties

Domestic Proved Undeveloped Reserves, page 13

1.   In your February 3, 2011 response to our January 6, 2011 comment, you stated that the shortage of hydraulic fracturing services was a primary cause of the delay in drilling proved undeveloped locations in your AWP field. Your statement, "During 2009 and throughout 2010, as the Company conducted vertical and horizontal drilling operations in this field, there was limited access to hydraulic fracturing equipment and other completion services, requiring the Company to delay and defer some development drilling." seems to indicate that these shortages were a known factor and should have led to the removal from the proved category of those undeveloped AWP locations that were not scheduled to be drilled within five years of booking. Please remove such locations from your PUD reserves in future Exchange Act filings.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Suying Li at (202) 551-3335 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

                                                Sincerely,

                                                Ethan Horowitz
                                                Branch Chief

cc: Mr. Donald Brodsky, Baker & Hostetler, LLP